UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   1  )*

                                                                                      AMRESCO, INC.

(Name of Issuer)

                                                                            Common Stock, $.05 par value

(Title of Class of Securities)

                                                                                         031909 10 4

(CUSIP Number)

                                                                                  December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [  ]     Rule 13d-1(b)

          [X]     Rule 13d-1(c)

          [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 031909 10 4                                       13G                                        Page 2 of 7
____________________________________________________________________________
1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Prescott Group Aggressive Small Cap, L.P.
               EIN: 73-1414533
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)    [   ]
               (b)    [X]
____________________________________________________________________________
3    SEC USE ONLY

______________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Oklahoma
___________________________________________________________________________
NUMBER OF SHARES	5 SOLE VOTING POWER 414,180 __________________________________________________
BENEFICIALLY OWNED BY EACH	6 SHARED VOTING POWER -0- _________________________________________________
REPORTING PERSON	7 SOLE DISPOSITIVE POWER 414,180 _________________________________________________
WITH	8 SHARED DISPOSITIVE POWER -0-

__________________________________________________________________________
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          414,180
__________________________________________________________________________
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

__________________________________________________________________________
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.9%
__________________________________________________________________________
12 TYPE OF REPORTING PERSON

          PN
___________________________________________________________________________

CUSIP NO. 031909 10 4                                       13G                                        Page 3 of 7
___________________________________________________________________________
1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Phil Frohlich
___________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)   [   ]
          (b)   [X]
___________________________________________________________________________
3    SEC USE ONLY

______________________________________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
____________________________________________________________________________

NUMBER OF SHARES	5 SOLE VOTING POWER 124,360 __________________________________________________
BENEFICIALLY OWNED BY EACH	6 SHARED VOTING POWER 414,180 _________________________________________________
REPORTING PERSON	7 SOLE DISPOSITIVE POWER 124,360 _________________________________________________
WITH	8 SHARED DISPOSITIVE POWER 414,180

___________________________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          538,540
___________________________________________________________________________
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

___________________________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.1%
___________________________________________________________________________
12 TYPE OF REPORTING PERSON

           IN
___________________________________________________________________________

CUSIP NO. 031909 10 4                                       13G                                        Page 4 of 7

Item 1.    (a)    Name of Issuer:

                       AMRESCO, INC.

               (b)    Address of Issuer's Principal Executive Offices:

                        700 North Pearl Street
                        Suite 1900, LB 342
                        Dallas, Texas 75201-7424

Item 2.    (a)    Name of Persons Filing:

                       Prescott Group Aggressive Small Cap, L.P. and Phil Frohlich

               (b)    Address of Principal Business Office:

                       All of the Reporting Persons have their principal places of business at:

                       1924 South Utica, Suite 1120
                       Tulsa, Oklahoma 74104-6529

                (c)   Citizenship:

                       Prescott Group Aggressive Small Cap, L.P. is an Oklahoma limited partnership
                       Phil Frohlich is a citizen of the United States of America

                (d)   Title of Class of Securities:

                       Common Stock, par value $.05

                (e)  CUSIP Number:

                      031909 10 4

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               [   ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               [   ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               [   ]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               [   ]  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

CUSIP NO. 031909 10 4                                       13G                                        Page 5 of 7

               [   ]  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

               [   ]  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

               [   ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance
                      Act (12 U.S.C. 1813);

               [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               [   ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

               Incorporated by reference to items (5) through (9) and (11) of the cover page pertaining to each Reporting Person.

Item 5.    Ownership of Five Percent or Less of a Class.

               Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company.

               Not Applicable

Item 8.    Identification and Classification of Members of the Group.

               Not Applicable

Item 9.    Notice of Dissolution of Group.

               Not Applicable

Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit A Joint Filing Agreement

CUSIP NO. 031909 10 4                                        13G                                                  Page 6 of 7

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                      Prescott Group Aggressive Small Cap, L.P.,
                                                                      an Oklahoma limited partnership

                                                                      By: Prescott Group Capital Management,
                                                                            L.L.C., General Partner

Dated: January 31, 2002                                 By   /s/ Phil Frohlich
                                                                            Phil Frohlich, Manager

Dated: January 31, 2002                                    /s/ Phil Frohlich
                                                                        Phil Frohlich

CUSIP NO. 031909 10 4                                             13G                                                 Page 7 of 7

EXHIBIT A

JOINT FILING AGREEMENT

         This Joint Filing Agreement (this "Agreement") dated as of the 31st day of January, 2002, is by and between the undersigned parties.

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Amresco, Inc., a Delaware corporation, and further agree that this Agreement be included as an exhibit to such joint filing (including amendments thereto).

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                                                          Prescott Group Aggressive Small Cap, L.P.,
                                                                          an Oklahoma limited partnership

                                                                          By: Prescott Group Capital Management,
                                                                                L.L.C., General Partner

                                                                          By   /s/ Phil Frohlich
                                                                                 Phil Frohlich, Manager

                                                                             /s/ Phil Frohlich
                                                                            Phil Frohlich